Exhibit 99.2

Definitive Copy

NOTICE OF ANNUAL GENERAL MEETING

EROS INTERNATIONAL PLC

(the “Company”)

Notice is hereby given that the Annual General Meeting (“AGM”) of the Company will be held at the registered office of the Company at Fort Anne, Douglas, Isle of Man IM1 5PD, British Isles on December 1, 2014 at 11:00 am GMT for the transaction of the business set out below:

Business

To consider and, if thought fit, to pass the following resolutions:-

1.	To receive and adopt the Company’s annual report and accounts on Form 20-F for the year ended March 31, 2014, together with the reports of the auditors’ and the directors’ thereon as filed with the U.S. Securities and Exchange Commission.

2.	To reappoint Mr. Kishore Lulla as a director who is retiring under the provisions of Article 68.2 of the Company’s Articles of Association at the AGM and, being eligible, offers himself for re-election.

3.	To reappoint Mr. Naresh Chandra as a director who is retiring under the provisions of Article 68.2 of the Company’s Articles of Association at the AGM and, being eligible, offers himself for re-election.

4.	To appoint Mr. Rajeev Misra as a director under the provisions of Article 62 of the Company’s Articles of Association.

5.	To re-appoint Grant Thornton India LLP as auditors for the purposes of undertaking the audit of the Company’s annual report and accounts for the year ending March 31, 2015, in accordance with Public Company Accounting Oversight Board standards, to hold office from the conclusion of the AGM to the conclusion of the next annual general meeting at which the accounts are laid before the Company, at a remuneration to be determined by the Directors of the Company.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolution, which will be proposed as a special resolution:

6.	That the Articles of Association of the Company be amended by:

(a) the deletion in its entirety of Article 121 and its replacement with the following Article 121:

“A copy of the Directors’ and Auditors’ reports accompanied by printed copies of the annual accounts (including every document required by law to be comprised in them or annexed or attached to them) shall not less than twenty-one clear days before the meeting before which they are to be laid, be sent to every shareholder and every holder of debentures of the Company and to the Auditors and to every other person who is entitled to receive notice of general meetings. However, this Article shall not require a copy of those documents to be sent to any person who under the provisions of these Articles is not entitled to receive notices from the Company or of whose address the Company is unaware or to any holder of debentures of whose address the Company is unaware or to more than one of the joint holders of any shares or debentures. If all or any of the shares in or debentures of the Company are listed or dealt in on any stock exchange, there shall at the same time be forwarded to the secretary of that stock exchange such number of copies of each of those documents as the regulations of that stock exchange may require.”; and

(b) the deletion in its entirety of Article 125.1 and its replacement with the following Article 125.1:

“The Company may give or send any notice or document to a shareholder by any of the following means:

(a)	by post, other delivery service or hand; or

(b)	by Electronic Communication to an address for the time being notified to the Company by or on behalf of the shareholder for that purpose; or

(c)	by publishing it on a website designated by the Company.”

October 31, 2014

By order of the Board	Registered Office

Richard Vanderplank	Fort Anne, Douglas, Isle of Man, IM1 5PD, British Isles
Secretary	Registered Number 007466V

Notes:

(i)	A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his or her stead. A member may appoint one or more proxies in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

(ii)	In the case of joint holders, the signature of the joint holders is required on the Proxy Card. However, if more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

(iii)	To appoint a proxy you may use the Proxy Card enclosed with this notice of AGM. To be valid, the Proxy Card, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of the same, must be deposited by 11:00 am GMT on November 29, 2014 at the offices of the Company’s Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, United States of America. The completion and return of the Proxy Card will not preclude a member from attending the AGM and voting in person.

(iv)	The Directors have fixed the close of business on October 20, 2014, as the record date (the “Record Date”) for the determination of the shareholders who will be given notice of the AGM and will be entitled to attend and vote at the AGM or any adjournments thereof.

(v)	As at the Record Date the Company’s issued share capital was comprised 30,342,785 A ordinary shares and 25,555,220 B ordinary shares. Each A ordinary share carried the right to one vote at the AGM and each B ordinary share carried the right to ten votes at the AGM, therefore, the total number of voting rights in the Company as at the Record Date is 285,894,985.

(vi)	The following documents will available for inspection at the Company’s registered office at Fort Anne, Douglas, Isle of Man, IM1 5PD, British Isles during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the AGM and at the AGM for 15 minutes prior to and during the AGM:

(a)	copies of the service contracts and letters of appointment of all directors of the Company; and
(b)	a copy of the Memorandum and Articles of Association of the Company.